Points International Ltd. to Present at the 9th Annual ICR XChange Conference

TORONTO, January 5, 2007 - Points International Ltd. (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world's leading reward-management portal, Points.com—announced today that Rob MacLean, the Company's Chief Executive Officer, will be presenting at the 9th Annual ICR XChange Conference to be held on January 10-11, 2007, at the St. Regis Monarch Beach Resort in Dana Point, CA.

Points International Ltd.'s presentation is scheduled for Wednesday, January 10, 2007 at 1:10 p.m. Pacific Time.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

For more information contact:

For investor relations:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com;
Allyson Pooley, Integrated Corporate Relations, (310) 954-1100, allyson.pooley@icrinc.com.